Exhibit 4.19
Special Collective Agreement
Signed on July 16, 2007

Between:	Blue Square - Israel Ltd.
(hereinafter - the “Company”)

And :	New General Federation of Workers –
Histadrut Hamaof
(hereinafter - the “Histadrut”)

The Blue Square Workers’ Committee
(hereinafter jointly - the “Workers’ Representation”)

WHEREAS	The Company is interested in enabling the workers employed by the Company as Branch Managers to transfer to employment under personal contracts; and

WHEREAS	the Workers’ Representation have agreed thereto pursuant to the terms set forth in this Agreement:

THEREFORE it is agreed and stipulated as follows:

1.
Subject to the provisions hereof, the Company shall propose to workers employed in the Company in the position of Branch Manager under the collective agreements applicable to the Company’s employees to transfer to employment under a personal contract.

2.
The terms of the aforesaid personal contract of an employee who has agreed to sign a personal contract shall be agreed between the Company and the employee alone, subject to the provisions below, and shall apply to the employee solely so long as he serves as Branch Manager.

3.
Notwithstanding the above, it is agreed that with respect to a Branch Manager who, as aforesaid, is employed under a personal contract, the provisions of Clauses 1-7 in Chapter 15 of the General Collective Agreement concerning dismissal, as amended on May 14, 1998, and the provisions of Clause 1 of Chapter 18 concerning the settlement of differences of opinion, as amended in the Special Collective Agreement of January 21, 2005, shall continue to apply solely with respect to dismissal and the provisions of this Agreement.

4.
It is further agreed that the social benefits concerning the work of a Branch Manager employed under a personal contract shall be no less than those specified in the collective agreements with respect to workers with seniority identical to his and, especially, the social benefits and salary of a Branch Manager shall be no less than those to which he would have been entitled prior to the transition to the personal contract, all subject to changes that may occur in the collective agreements from time to time.

5.
Should the Company direct a Branch Manager who has transferred to employment under a personal contract to transfer to a function at a level lower than that of Branch Manager, the validity of the personal contract shall end with respect to him upon termination of his work as Branch Manager, and the provisions of the collective agreements, the arrangements, customs and procedures applicable to the parties shall apply to the employee, while adapting (and where necessary - reducing) his salary and all his rights to correspond to the rank he had prior to signing the personal contract, taking account of the seniority he had accumulated up to the date of his transfer to the lower-level function, and also adapting (and where necessary - reducing) the conditions related to his salary in accordance with the new lower-level function. It is clarified that in such event the Company shall not owe the employee any payment and/or consideration whatsoever with respect to his transfer to the lower-level function and the adaptation of his salary, rights and conditions as aforesaid.

6.
Should a Branch Manager serve in a function on a level higher than that of Branch Manager, at the level of Department Manager or higher, as formalized in the Agreement of February 3, 1994, the validity of the personal contract shall terminate under this Special Collective Agreement upon cessation of his work as Branch Manager, and the employee shall sign a personal contract as provided in Clause 5 of the Addendum to the General Collective Agreement of February 3, 1994.

7.
With respect to an employee who shall be appointed in the future to the position of Branch Manager, his appointment to such position shall be conditional upon his signature of a personal contract as provided in this Agreement.

8.	The parties agree that the Regional Managers shall sign personal contracts as provided in Clause 5 of the Addendum to the General Collective Agreement of February 3, 1994.

( - )	( - )

Blue Square - Israel Ltd.	The New General Federation of Workers Histadrut Hamaof Union of Clerical, Administrative & Public Service Employees The Central Committee
( - )

Blue Square Israel Ltd. Workers’ Committee